Mail Stop 3561   November 10, 2005

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

> **Re: RMD Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-SB**
> **Filed October 25, 2005**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **Filed October 25, 2005**
> **File No. 0-51109**

Dear Mr. Galliher:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB Amendment No. 4 filed October 25, 2005

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Results of Operations, page 13

1. We reviewed your response to comment 1 from our letter dated October 7, 2005 along with your revised disclosure. You disclose that revenues from recycling decreased primarily due to increased fuel costs. Based on review of your discussion of results of operations included in your Form 10-SB Amendment 3 we

assume that fuel costs are classified as cost of sales. If your reference to increased fuel costs means that the volume of recycled materials processed decreased because rising fuel prices made it less profitable to transport recyclable materials to your facility, please revise your filing to clarify. Please also revise to include a separate discussion of cost of sales and gross profit related to both sales and recycling revenues along with any necessary trend disclosures. Refer to Item 303 of Regulation S-B. Please also revise your Form 10-QSB for period ended August 31, 2005 to include a separate discussion of cost of sales and gross profit related to both sales and recycling revenues along with any necessary trend disclosures.

Liquidity and Capital Resources, page 17

2. You have indicated that the $25,000 note you entered into in August 2005 is convertible into common stock at a rate of $0.001 per share. Please identify the lender as a beneficial owner of the shares into which the note is convertible, and disclose the percentage ownership in the Security Ownership of Certain Beneficial Owners and Management table on page 21. Also, please file the note as an exhibit to the registration statement.

Directors, Officers, Promoters, and Control Persons, page 21

3. Please revise this section to include your chief financial officer, Arthur de Joya, who is identified in your Form 10-QSB for the quarter ended August 31, 2005. See Item 401 of Regulation S-B. You are also required to include beneficial ownership information regarding Mr. de Joya in the Security Ownership of Certain Beneficial Owners and Management table on page 21 and executive compensation information in the disclosure on page 22 if he was employed by you at the end of your fiscal year. If Mr. de Joya was your chief financial officer as of your fiscal year end, you should update your Form 10-KSB as well.

Recent Sales of Unregistered Securities, page 26

4. Please revise this section to include all sales of unregistered securities, including debt securities, made within the past three years. You should include the $25,000 promissory note you issued in August 2005 and other notes you have entered into during the past three years. See Item 701 of Regulation S-B.

Financial Statements, page 31

General

5. Per Item 310(g) of Regulation S-B you are required to include financial statements for an interim period ending within 135 days of the effective or

expected mailing date. Please revise to include your period end August 31, 2005 interim financial statements and all required disclosures that relate to this period.

Statements of Cash Flows, page 36

6. Please revise to include the $2,130 change in bank overdraft in financing cash flows. Please refer to paragraphs 18-19 of SFAS 95 and AICPA Technical Questions and Answers Section 1300.15 for further guidance.

Notes to Financial Statements, page 37

Note 7. Change in Accounting Principle, page 41

7. We reviewed your response to comment 5 from our letter dated October 7, 2005 along with your revised disclosure. You made a significant reclassification of certain costs associated with sales and recycling revenues from the "selling, general, and administrative expenses" line item to the "cost of revenues" line item. You disclose that the "change was made because [you] determined that these costs were now considered to be materially significant and separately determinable." Given that your fiscal 2004 and fiscal 2005 cost of revenues are similar we object to the implication that 2004 cost of revenues are immaterial.

    You refer to a "cumulative effect of the change in accounting principle" and you titled Note 7 "Change in Accounting Principle." A change in accounting principle results from adoption of a generally accepted accounting principle different from the one used previously for reporting purposes. We do not consider your previous classification method as acceptable under generally accepted accounting principles. Rather, your reclassification appears to be a correction of an error. Please revise to remove reference to a change in accounting principle. Refer to APB 20. You disclose that "this restatement is done in accordance with APB 20 "Accounting Changes" which permits a special exemption allowing retroactive restatement when financial statements are presented in connection with registering securities." Please advise us how this statement is relevant and refer us to the authoritative guidance to which you refer. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor's report.

Note 8. Subsequent Events, page 41

8. We reviewed your response to comment 6 from our letter dated October 7, 2005 and have several follow-up comments:

- In your response you state that the fair value of your shares at the date of the promissory note, August 2005, was $0.001 based on, amongst other factors, recent share issuances. Please tell us the recent share issuances to which you refer and the prices of the recent issuances. If your most recent issuance was June 26, 2004 please tell us your consideration of historical operations from June 26, 2004 through August 2005 in your valuation of the shares in August 2005.

- Assuming you can justify the fair value of $0.001 per share, which is equal to the stated conversion rate of the promissory note, tell us how you determined that you have a $25,000 beneficial conversion feature as described in Note 8 of this filing and Note 2 of your Form 10-QSB for the period ended August 31, 2005. If you determined that the fair value of the shares at the date of the promissory note was equal to the conversion price, then no beneficial conversion feature should have been recorded. Refer to EITF 98-5 for guidance. Please revise your Form 10-QSB for the period ended August 31, 2005 or advise.

- Assuming you can support recognition of a beneficial conversion feature, please revise your filing to indicate how the beneficial conversion feature will be amortized. Please refer to Issue 6 of EITF 00-27.

- Please also tell us how you intend to account for accrued interest convertible into additional shares of common stock.

Form 10-QSB for the Quarter Ended August 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

9. Please advise us of the basis for your statement that the note will be convertible into freely trading shares. We may have further comment.

Part I. Financial Information

Item 1. Financial Statements

Statements of Operations

10. You disclose that as of August 31, 2004 your weighted average number of common shares was 165,343. Page 26 of your Form 10-SB/A filed October 25, 2005 states that you issued 15,000,000 shares of common stock on June 26, 2004. Given this material issuance please tell us how you calculated that as of August 31, 2004 your weighted average number of common shares was 165,343 with reference to authoritative guidance. Please revise, if necessary.

11. Please revise to round your earnings per share to the nearest cent, or nil, in order to avoid implying a greater degree of precision than exists.

Notes to Financial Statements

Note 2. Convertible Promissory Note

12. Financial statement Note 8 from your Form 10-KSB/A for fiscal year ended May 31, 2005 states that a "related party" loaned you $25,000. Please revise to clearly disclose that the loan was from a related party. Refer to SFAS 57.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities

13. Your discussion under this heading is in regards to financing activities. Please revise.

Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended May 31, 2005

14. Please revise your Form 10-KSB for the fiscal year ended May 31, 2005 to comply with all applicable comments on the Form 10-SB.

15. You are required to file the Item 601(b)(31) and 601(b)(32) certifications of your principal executive officer and your principal financial officer. Please file Mr. de Joya's certifications if he was the chief financial officer on the date that you filed the amended Form 10-KSB.

Item 8A. Controls and Procedures

16. We reviewed your response to comment 10 from our letter dated October 7, 2005 along with the revised disclosure. Your revised disclosure is still inadequate. For example the use of the term "significantly" and your statement that there were no changes "since [your] most recent evaluation" are not adequate. Please revise to use the exact language as is included in Item 308(c) of Regulation S-B. Please note that the disclosure requirements of Item 308(c) of Regulation S-B are applicable to all issuers and have not been deferred in the same manner as the requirements of Item 308(a)-(b) of Regulation S-B. Please also revise your Form 10-QSB for period ended August 31, 2005.

Patrick A. Galliher, President
RMD Technologies, Inc.
November 10, 2005
Page 6

**

  As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

  You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

         Sincerely,

         H. Christopher Owings
         Assistant Director

cc: Brian Faulkner, Esq.
    Fax: 949-240-1362